Exhibit 4.5
CONSENT OF ROBERT A. HORN
     The undersigned hereby consents to the incorporation by reference in any registration statement, as such registration statement may be amended or supplemented, to be filed by Inco Limited in connection with its announced offer to acquire all of the outstanding common shares of Falconbridge Limited, including, but not limited to, a registration statement on Form F-8, as having responsibility for the statements as to the ore reserves of the Goro project as of December 31, 2003 in the Annual Report on Form 10-K of Inco Limited for the year ended December 31, 2004 under the headings “Ore Reserves and Mining Rights” and “Goro Nickel S.A.”.
     Dated the 24th day of October 2005.

/s/ Robert A. Horn
Robert A. Horn